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APR 22 2024

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SEC FILE NUMBER
8-69727

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/23 (MM/DD/YY) AND ENDING 12/31/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: BFIN FINANCIAL SERVICES LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

199 WATER STREET
(No. and Street)

NEW YORK	NEW YORK	63122
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

TIMOTHY LOONEY	917.806.6587	
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

DAVILA ADVISORY, LLC
(Name – if individual, state last, first, and middle name)

10135Manchesterrdste206	St Louis	Mo	63122
(Address)	(City)	(State)	(Zip Code)

11-21-2019	6667
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Timothy Looney, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of BEIN FINANCIAL SERVICES LLC, as of DECEMBER 31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

David C. Ales
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. #01AL6366360
Qualified in Nassau County
Commission Expires October 30, 2025

Signature:

Title: CFO

Notary Public

4/11/2024 DCA exp 10/30/25

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

DAVILA ADVISORY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
BFin Financial Services, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of BFin Financial Services, LLC (the "Company") as of December 31, 2023, and the related statements of operations, changes in member's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of BFin Financial Services, LLC as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The information in the Supplemental Schedules (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information in the Supplemental Schedules is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as BFin Financial Services, LLC's auditor since 2023.

Davila Advisory, LLC

Saint Louis, Missouri
March 25, 2024

T : (314) 965-9775 F : (314) 476-9660 W : www.davilaadvisory.com
A : 10135 Manchester Rd, Suite 206, St. Louis, MO 63122

BFIN Financial Services, LLC

Statement of Financial Condition

December 31, 2023

Assets		
Cash	$	25,441
Receivable from broker dealer		127,623
Other Assets		1,185
	$	154,249
Liabilities and Member's Equity		
Liabilities		
Accounts payable and accrued expenses	$	10,000
Member's equity		144,249
	$	154,249

1. Organization and Business

BFIN Financial Services, LLC (the "Company"), an Illinois limited liability company, was formed on November 12, 2015 and was previously a wholly-owned subsidiary of Bluefin Markets Holdings, L.P. During the year ended December 31, 2023, the Company was sold to CF7 Management, LLC. The Company is now a wholly owned subsidiary of CF7 Management, LLC (the "Parent"). The Company is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority. The Company did not commence operations in the year ending December 31, 2023.

2. Summary of Significant Accounting Policies

Use of Estimates
The preparation of financial statements in conformity with United States Generally Accepted Accounting Principles ("U.S. GAAP") requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Income Taxes
No provision has been made for federal U.S. income taxes as the taxable income or loss of the Company is included in the respective income tax returns of the member.

In accordance with U.S. GAAP, the Company is required to determine whether its tax positions are more likely than not to be sustained upon examination by the applicable taxing authority, based on the technical merits of the position. Generally the Company is no longer subject to income tax examinations by major taxing authorities for the years before 2019. Based on its analysis, there were no tax positions identified by management which did not meet the "more likely than not" standard as of and for the year ended December 31, 2023.

3. Credit Losses on Financial Instruments

ASU 2016-13, *Financial Instruments -Credit Losses, Measurement of Credit Losses on Financial Instruments,* requires entities to establish an allowance for credit losses for most financial assets. Prior GAAP was based on an incurred loss methodology for recognizing credit losses on financial assets measured at amortized cost and available-for sale debt securities. The update is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. The Company has not taken any credit losses and does not anticipate that adoption of this rule will have a significant impact on the Company's Financial Statements.

4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15(c)3-1) and various exchange rules. Under the highest requirement, the Company is required to maintain "net capital" equal to the greater of $100,000 or 6⅔% of "aggregate indebtedness", as defined. The company had outstanding indebtedness of $10,000 at December 31, 2023

At December 31, 2023, the Company had net capital and net capital requirements of $143,066 and $100,000, which was $43,066 in excess of its required net capital of $100,000.

5. Receivable from Broker Dealer and Credit Concentration

Receivable from broker-dealer includes cash balances held at the Company's clearing firm. At December 31, 2023, the Company had a receivable from broker-dealer of $127,62, representing the market value of the Company's accounts carried by its clearing broker. Management does not consider any credit risk associated with this net receivable to be significant.

6. Subsequent Events

The Company's management has evaluated events and transactions through March 17, 2024, the date the financial statements were available to be issued, noting no material events requiring disclosure in the Company's financial statements.